November 18, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Christina Chalk, Senior Special Counsel

Office of Merger and Acquisitions

Re:	Pershing Square Capital Management, L.P.

Request to Withdraw Definitive Proxy Statement on Schedule 14A

File No. 001-10269

Dear Ms. Chalk:

Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), hereby respectfully requests the immediate withdrawal of the Definitive Proxy Statement on Schedule 14A, originally filed by Pershing Square with the United States Securities and Exchange Commission (the “Commission”) on September 24, 2014 (File No. 001-10269), along with any amendments and exhibits thereto (collectively referred to as the “Proxy Statement”).

In light of the fact that Pershing Square has decided to discontinue its proxy solicitation in connection with the special meeting of Allergan, Inc. shareholders (the “Special Meeting”), it no longer believes it is desirable to pursue the matters referred to in the Proxy Statement. Definitive proxy materials with respect to the Special Meeting were filed by Pershing Square with the Commission on September 24, 2014 and November 14, 2014. If you have any questions or comments regarding the foregoing request for withdrawal, please feel free to contact Pershing Square’s counsel, Richard Brand of Kirkland & Ellis LLP at (212) 446-6454.

Very truly yours,

Pershing Square Capital Management, L.P.

/s/ William A. Ackman
William A. Ackman
Chief Executive Officer